

November 17, 2010

<u>via U.S. mail and facsimile</u>

Warren B. Kanders, Principal Executive Officer
Clarus Corporation
2084 EAST, 3900 South
Salt Lake City, OR 84124

> **Re:** **Clarus Corporation**
> **Supplemental Correspondence filed October 8, 2010 Re Form 10-K**
> **for Fiscal Year Ended December 31, 2009, as Amended, and filed April**
> **23, 2010**
> **File No.: 0-24277**

Dear Mr. Kanders:

We have reviewed your supplemental correspondence, submitted October 8, 2010 regarding the above filing, and we have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1. We reissue comment one from our letter dated September 24, 2010. We note that Mr. Kanders has agreed to defer a portion of his compensation. Deferred salary compensation should be included in the summary compensation table. See Instruction 4 to Item 402(c) of Regulation S-K. Mr. Kanders earned the compensation in 2009, pursuant to the terms of the employment agreement, which established his base salary. Such compensation was then deferred until a business combination pursuant to the letter dated August 6, 2009

You may contact Raquel Howard (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Lawrence
     Via facsimile to (212) 245-3009